Filed pursuant to 424(b)(3)
Registration No. 333-139504

SUPPLEMENT NO. 18

DATED FEBRUARY 7, 2008

TO THE PROSPECTUS DATED AUGUST 1, 2007

OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 18 supplements our prospectus dated August 1, 2007, as previously supplemented by Supplement No. 17 dated January 22, 2008.  This supplement updates, modifies or supersedes certain information contained in the prospectus section entitled "Prospectus Summary," "Business and Policies", "Description of Real Estate Assets" and "Plan of Distribution" as described below.  You should read this Supplement No. 18 together with our prospectus dated August 1, 2007 as supplemented by Supplement No. 17.  Unless otherwise defined in this Supplement No. 18, capitalized terms used in this Supplement No. 18 have the same meanings as set forth in the prospectus and each of the foregoing supplements thereto.

Prospectus Summary

Distribution Policy

This subsection, which begins on page 10 in the "Prospectus Summary" section of the prospectus, is supplemented as follows:

For the year ended December 31, 2007, we paid distributions of approximately $222.7 million.  For income tax purposes only, approximately 54.7% of the distribution paid in 2007 will be treated as ordinary income, approximately 36.7% will be treated as a return of capital and approximately 8.6% will be treated as a distribution of capital gain.  For income tax purposes only, for the year ended December 31, 2006, approximately $16.7 million (or approximately 50% of the $33.4 million distribution paid in 2006) represented a return of capital.  For income tax purposes only, for the year ended December 31, 2005, $123,000 (or 100% of the distributions paid for 2005) represented a return of capital due to the tax loss in 2005.  No distributions were made in 2004.  The following table denotes the allocation of the monthly distribution paid in 2007 for income tax purposes only.  All amounts are stated in dollars per share.

		Total	Ordinary		Nontaxable
Record Date	Payment Date	Distribution	Dividends	Capital Gains	Dividends

12/31/2006	1/12/2007	$0.050833	$0.027805	$0.004379	$0.018649
1/31/2007	2/12/2007	$0.050833	$0.027805	$0.004379	$0.018649
2/28/2007	3/12/2007	$0.050833	$0.027805	$0.004379	$0.018649
3/31/2007	4/12/2007	$0.050833	$0.027805	$0.004379	$0.018649
4/30/2007	5/11/2007	$0.050833	$0.027805	$0.004379	$0.018649
5/31/2007	6/12/2007	$0.050833	$0.027805	$0.004379	$0.018649
6/30/2007	7/12/2007	$0.050833	$0.027805	$0.004379	$0.018649
7/31/2007	8/12/2007	$0.050833	$0.027805	$0.004379	$0.018649
8/31/2007	9/12/2007	$0.050833	$0.027805	$0.004379	$0.018649
9/30/2007	10/12/2007	$0.050833	$0.027805	$0.004379	$0.018649
10/31/2007	11/12/2007	$0.050833	$0.027805	$0.004379	$0.018649
11/30/2007	12/12/2007	$0.051666	$0.028261	$0.004450	$0.018955
		$0.610829	$0.334116	$0.052619	$0.224094

Business and Policies

Our Joint Ventures

The Market at Hamilton.  On January 15, 2008, Hamilton Road Retail, LLC exercised its right to require us to purchase its interests in this joint venture.  On January 30, 2008, we paid Hamilton Road Retail, LLC approximately $3.7 million for its interests, and now own 100% of the equity interests in the joint venture.

Parkway Centre North - Outlot Building B.  On January 15, 2008, BA-Grove City North, LLC exercised its right to require us to purchase its interests in this joint venture.  On January 30, 2008, we paid BA-Grove City North LLC approximately $1.0 million for its interests, and now own 100% of the equity interests in the joint venture.

Description of Real Estate Assets

Financing Transactions

The following subsection supplements the discussion contained in the prospectus under the heading "Description of Real Estate Assets – Financing Transactions," which begins on page 169 of the prospectus.

Property	Date of Financing	Approximate Amount of Loan ($)	Interest Per Annum	Maturity Date
CFG Portfolio (1)	01/31/2008	200,000,000	(1)	01/31/2010

(1)

The CFG Portfolio consists of 158 retail banking properties known as Citizens Banks that we purchased on June 14, 2007 and June 26, 2007.  The loan may be extended for two one-year periods subject to a $100,000 extension fee per year.  The annual interest rate of the loan is based on LIBOR plus 175 basis points and we are required to make interest only payments on the loan.

PLAN OF DISTRIBUTION

The following information is inserted at the end of the "Plan of Distribution" section on page 251 of our prospectus.

The following table provides information regarding shares sold in both our initial offering and our current follow-on offering as of February 4, 2008.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our Sponsor:	20,000	200,000	-	200,000

Shares sold in the initial offering:	469,598,762	4,695,987,670	493,078,705	4,202,908,965

Shares sold in the follow-on offering:	96,985,040	969,850,400	101,834,292	868,016,108

Shares sold pursuant to our distribution reinvestment plan in the initial offering:	9,720,991	92,349,415	-	92,349,415

Shares sold pursuant to our distribution reinvestment plan in the follow-on offering:	8,106,701	77,013,659	-	77,013,659

Shares repurchased pursuant to our share repurchase program:	(1,508,583)	(13,954,391)	-	(13,954,391)

	582,922,911	5,821,446,753	594,912,997	5,226,533,756

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of these offerings and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

Number reflects net proceeds prior to paying organizational and offering expenses other than selling commissions, marketing contributions and due diligence expense allowances.